

17008840

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER

8- 66595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 _____ AND ENDING 12/31/16 _____

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hudson Capital Advisors BD, LLC

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

100 Wilshire Blvd., Suite 700
_____
(No. and Street)

Santa Monica   CA   90401
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Raben   310-691-8760
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Yafeh, CPA
_____
(Name – if individual, state last, first, middle name)

11300 Olympic Blvd., Suite 875   Los Angeles,   CA   90064
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)




OATH OR AFFIRMATION

I, Bruce Raben _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hudson Capital Advisors BD, LLC _____, as of December 31 _____, 20_16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None _____

_____

_____

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Signature

President

Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~XXXXXXXXXXXXX~~ Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of _Los Angeles_ } s.s.

Subscribed and sworn to (or affirmed) before me on this _28_ day of _February_,
Month

20 _17_, by _Bruce Raben_ and
Name of Signer (1)

_____ _N/A_ _____, proved to me on the basis of
Name of Signer (2)

satisfactory evidence to be the person(s) who appeared before me.

_____
Signature of Notary Public

KATTIE C. GEORGE
COMM. #2014111
Notary Public - California
LOS ANGELES COUNTY
My Comm. Exp. Mar. 23, 2017

Seal

_____
All other required information (notary name, commission No., etc.)

----- OPTIONAL INFORMATION -----

Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document, and may prove useful to persons relying on the attached document.

Description of Attached Document

The certificate is attached to a document titled/for the purpose of

[ ]

containing _____ pages, and dated _____

Additional Information

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification   ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # _____ Entry # _____

Notary contact: _____

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: _____

_____

Hudson Capital Advisors BD, LLC

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2016

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

AUDITOR'S STANDARD REPORT

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have audited the accompanying statement of financial condition of Hudson Capital Advisors BD, LLC as of December 31, 2016, and the related statements of income, changes in members' equityand cash flows for the year then ended. These financial statements are the responsibility of Hudson Capital Advisors BD, LLC's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hudson Capital Advisors BD, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 has been subjected to audit procedures performed in conjunction with the audit of Hudson Capital Advisors BD, LLC's financial statements. The supplemental information is the responsibility of Hudson Capital Advisors BD, LLC's management. My audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In my opinion, the Computation of Net Capital Under Rule 15c3-1, Computation of Determination of Reserve Requirements Under Rule 15c3-3, Information for Possession or Control Requirements Under Rule 15c3-3, and SIPC Form 7 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

Hudson Capital Advisors BD, LLC
Statement of Financial Condition
December 31, 2016

Assets

Cash and equivalent	$	29,370
Prepaid expenses		206,250
Equipment (net of accumulated depreciation, $8,150)		-
Total Assets		**235,620**

Liabilities and Member's Equity

Liabilities

Accrued expenses	8,598
Commissions payable	-
Total Liabilities	**8,598**

Member's Equity

Retained earnings		227,022
Total Liabilities and Member's Equity	$	**235,620**

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Income (Loss)
For the Year Ended December 31, 2016

Revenue

Fees	$ 873,972
Total Revenue	873,972

Expenses

Commission expense	861,246
Consulting expense	230,843
Office and administrative fees	11,385
Professional fees	22,661
Regulatory fees	16,526
SIPC fees	1,636
All other expenses	3,973
Total Expenses	1,148,270
Income (Loss) Before Tax Provision	(274,298)
Income Tax Provision	6,000
Net Income (Loss)	$ (280,298)

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Changes in Member's Equity
For the Year Ended December 31, 2016

Balance, December 31, 2015	$	501,320
Capital Contribution		6,000
Net Income (Loss)		(280,298)
Balance, December 31, 2016	$	227,022

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Statement of Changes in Financial Condition
For the Year Ended December 31, 2016

Cash Flows from Operating Activities:

Net income (loss)	$ (280,298)
Capital contribution non cash	6,000
Changes in operating assets and liabilities:	
FINRA CRD	624
Accounts receivable	160,000
Prepaid expenses	225,000
Accrued expenses	(24,447)
Commissions payable	(120,000)
Net cash provided (used) by operating activities	(33,121)
Cash Flows for Acquisition Activities:	-
Cash Flows for Investing Activities:	-
Net decrease in cash	(33,121)
Cash - beginning of the year	62,491
Cash - end of the year	$ 29,370
Supplemental Cash Flow Information	
Cash paid for interest	$ -
Cash paid for income tax	$ 21,200

See accompanying notes to financial statements

Note 1 – Organization and Nature of Business

Hudson Capital Advisors BD, LLC (the "Company"), was formed as a Delaware limited liability company on December 4, 2003. The Company is registered as a broker-dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company's primary business activities include providing merger and acquisition advisory services, financial advisory services, and restructuring services to small and middle market companies.

The Company was a wholly owned subsidiary of Hudson Capital Advisors, LLC (the "Former Parent"). Effective July 1, 2009, BIR, LLC (the "Parent"), a company affiliated with a member of the Former Parent, acquired all of the Company's membership interests from the Former Parent.

As a limited liability company, the member is not personally liable for any of the debts, obligations, losses, claims, or judgments on any of the liabilities of the Company whether arising in tort, contract, or otherwise, except as provided by law.

Note 2 – Significant Accounting Policies

Basis of Presentation

The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

- Private placements of securities
- Advisor – banking, mergers & acquisitions

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company records revenue when fees are earned, generally as the services are rendered to the Company's clients.

Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon.

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2016

Note 2 – Significant Accounting Policies (continued)

Income Taxes (continued)

Therefore, no provision or liability for federal income taxes is included in these financial statements. The State of California has a similar treatment, although there exists a provision for a gross income tax and a minimum Franchise Tax of $800. The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

Depreciation

Depreciation is provided on a straight-line basis using estimated useful lives of five to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Note 3 – Fair Value

Unless otherwise indicated, the fair values of all reported assets and liabilities that represent financial instruments (none of which are held for trading purposes) approximate the carrying value of such amounts.

Note 4 – Related Party Transactions

During the year ended December 31, 2016 an affiliated company provided administrative services to the Company for a total of $6,000 based on the expense sharing agreement. The Company also shares office space with this affiliated company.

Note 5 – Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

Note 6 – Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1.

Hudson Capital Advisors BD, LLC
Notes to Financial Statements
December 31, 2016

Note 6 – Net Capital Requirement (continued)

At December 31, 2016, the Company had net capital of $20,772 which was $15,772 in excess of its required net capital of $5,000. The Company's net capital ratio was .41 to 1.

Note 7 – Income Taxes

The Company is a single member limited liability company, and is treated as a disregarded entity for federal income tax purposes. As such, the Company's operations are reported on the tax returns of its member, who is responsible for any taxes thereon. The Company is however, subject to the annual California LLC tax of $6,000.

Note 8 – Exemption from the SEC Rule 15c3-3

Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

Note 9 – Leases

The Company shares office space with an affiliated company (see Note 4) and has no rent expense.

Note 10 – Subsequent Events

Management has reviewed the results of operations for the period of time from its year end December 31, 2016 to February 24, 2017, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

Hudson Capital Advisors BD, LLC
Schedule I - Computation of Net Capital Requirement
Pursuant to Rule 15c3-1
December 31, 2016

Computation of Net Capital

Total ownership equity from statement of financial condition	$	227,022
Less - non allowable assets:		
Prepaid expenses		206,250
Net Capital	$	20,772

Computation of Net Capital Requirements
Minimum net aggregate indebtedness -

6.67% of net aggregate indebtedness	$	574
Minimum dollar net capital required	$	5,000
Net Capital required (greater of above amounts)	$	5,000
Excess Capital	$	15,772
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness	$	19,913

Computation of Aggregate Indebtedness

Total liabilities	$	8,598
Aggregate indebtedness to net capital		0.41

Reconciliation
The following is a reconciliation of the above net capital computation with the
Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	20,772
Variance		-
Net Capital per Audit Report	$	20,772

See accompanying notes to financial statements

Hudson Capital Advisors BD, LLC
Schedule II – Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of December 31, 2016

A computation of reserve requirement is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Hudson Capital Advisors BD, LLC
Schedule III – Information Relating to Possession or Control
Requirements under Rule 15c3-3
As of December 31, 2016

Information relating to possession or control requirements is not applicable to Hudson Capital Advisors BD, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

Joseph Yafeh CPA, Inc.
A Professional Accounting Corporation
PCAOB Registered # 3346
11300 W. Olympic Blvd., Suite 875
Los Angeles CA 90064
310-477-8150 ~ Fax 310-477-8152

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
EXEMPTION REPORT REVIEW

To the Board of Directors and Members
of Hudson Capital Advisors BD, LLC

I have reviewed management's statements, included in the accompanying Exemption Report Review, in which (1) Hudson Capital Advisors BD, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Hudson Capital Advisors BD, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (the "exemption provisions") and (2) Hudson Capital Advisors BD, LLC stated that Hudson Capital Advisors BD, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Hudson Capital Advisors BD, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Hudson Capital Advisors BD, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Joseph Yafeh, CPA

Los Angeles, CA
February 24, 2017

Hudson Capital Advisors BD, LLC
100 Wilshire Blvd., Suite 250
Santa Monica, CA 90401

Exemption Request Form

January 5, 2017

Joseph Yafeh, CPA
11300 W. Olympic Blvd, Suite 875
Los Angeles, CA 90064

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Yafeh:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(i), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Hudson Capital Advisors BD, LLC met the Section 240.15c3-3(k)(2)(i) exemption for the period January 1, 2016 through December 31, 2016.

Sincerely,

Bruce Raben, Managing Member